Exhibit 23


INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in this Registration Statement of ConAgra Foods, Inc. and subsidiaries on Form S-8 of our reports dated July 13, 2001 (which reports express an unqualified opinion and include an explanatory paragraph relating to change in methods of accounting for revenue recognition relating to the shipping terms for certain of its product sales, retailer sales incentives, and consumer sales incentives), appearing in and incorporated by reference in the Annual Report on Form 10-K of ConAgra Foods, Inc. and subsidiaries for the year ended May 27, 2001.


/s/  Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Omaha, Nebraska
September 27, 2001